Filed by The Limited, Inc.
                                         Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed
                                         filed pursuant to Rule 14a-12 under
                                         the Securities Act of 1934

                                         Subject Company: Intimate Brands, Inc.
                                         Commission File No. 1-13814

                                         Date: February 6, 2002


     The following presentation was and will be used by The Limited in Meetings with stockholders and analysts. The following presentation includes changes to, and supersedes, the stockholder/analyst presentation filed on February 5, 2002.



                               The Limited, Inc.

===============================================================================

                         Recombination of LTD and IBI

Forward Looking Statements
===============================================================================
    This presentation contains certain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including among others, estimates of fiscal year 2001 and 2002 results. Investors are cautioned that such forward looking statements are subject to risks and uncertainties, many of which are beyond The Limited's control. Accordingly, actual results may differ materially from those expressed or implied in any such forward looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements.

    Investors should read page 22 of this presentation as well as The Limited's prospectus and proxy statement relating to the proposed exchange offer and merger and the documents incorporated therein for a more detailed discussion of these risks and uncertainties. The Limited is under no obligation and does not intend to update any of these forward-looking statements even if experience or future charges make it clear that any proposed results experienced or implied therein will not be realized. The Limited is scheduled to report January sales results on February 7, 2002 and fourth quarter earnings on February 28, 2002.

Management Representatives
===============================================================================

o        Les Wexner                     Chairman and CEO

o        Ann Hailey                     EVP, CFO

o        Tom Katzenmeyer                VP, Investor Relations

Transaction Overview
===============================================================================

Transaction:                  Exchange offer for 16.3% publicly held
                              shares of IBI which Limited does not own

Consideration:                100% Limited stock

Exchange Ratio:               1.046 shares of Limited for each IBI share

Pro Forma IBI Ownership:      16.3% of Limited

Implied Premium:              6% to IBI's stock price on Monday 2/4/02

Tender Period:                Expires at 5:00 p.m. (New York time), Monday,
                              March 11

Conditions to Closing:        Limited owns => 90% of IBI shares after tender is
                              completed (requires that at least 39% of IBI publicly held shares are tendered)

                              As required by NYSE, Limited shareholder approval

Limited's Intention:          If closing conditions are met, complete short-form
                              merger

Today's Agenda
===============================================================================

o      Recombination Rationale

o      Financial Results and Outlook

o      Continuing Our Strategy

Shareholder Benefits
===============================================================================

The Recombination:

o Advances The Limited, Inc.'s strategy by enhancing focus on bigger, better brands

o        Facilitates the seamless movement of brands, talent, and capabilities

o        Simplifies structure

o        Increases lender and rating agency clarity

o        Creates modest cost savings opportunities

o        Results in significantly improved liquidity for IBI shareholders

LTD and IBI Are Essentially
the Same Stock
===============================================================================

                       IBI's Contribution to The Limited

          Operating Income                        Market Capitalization
          ----------------                        ---------------------

[Graph displaying that the percentage   [Graph displaying that the percentage
 of The Limited's operating income       of The Limited's market capitalization
 controlled by IBI increased from        represented by its interest in IBI
 72% in 1995 to 90% in 2001              increased from 57% on 10/23/95(2) to
 (estimate)(1)]                          95% on 2/4/02.]


(1) Fiscal years ending February 1, 1996 (actual) and February 4, 2002 (current Limited management estimate).
(2) Date of IBI Initial Public Offering.

LTD and IBI Shared Operating Functions
===============================================================================

Shared Resources:

o      Brand and Business Planning

o      Limited Technology Services

o      Limited Logistics Services

o      Real Estate

o      Store Design and Construction

o      Tax

o      Internal Audit

o      Limited Design Services

Intimate Brands Shareholder Benefits
===============================================================================

o      Receive approximately equal ownership of essentially same piece of paper

       - Plus ownership interest in LTD apparel brands, equity stakes and excess cash

o      Substantially more liquid security

o      Benefit from modest cost savings opportunities

Limited, Inc. Portfolio
===============================================================================

$ in millions

Implied Market Value of Non-IBI Assets             Selected Limited Asset Values

                               Approx. Value                                     Approx. Value
                    Aggregate  per Pro Forma                          Aggregate  per Pro Forma
                      Value      Share(2)                             Value(1)      Share(2)
                    ------------------------                          ------------------------
Current(1)            $412         $0.80           Cash at Year End(3) 1,400         $2.73

6-month average        321         $0.63           Equity Stakes in
12-month average       510         $0.99           Public Companies(4)   416          0.62

                                                   Value of Apparel
                                                   Brands                ???           ???
                                                                      ------         -----

                                                   Total              $1,816+        $3.35+
                                                                      ======         =====

(1)  As of February 4, 2002.
(2)  Pro Forma for Transaction.
(3) Total estimated cash at year end; includes amount needed to meet operating cash requirements.
(4)  Per share value of equity holdings on an after-tax basis

Financially Strong Company
===============================================================================

o  Total cash projected to be approximately $1.4 billion at fiscal 2001 year end

o  Additional $1.25 billion available under a revolving credit facility

o  Offset by $400 million of balance sheet debt

Value in Non-Core Holdings
===============================================================================

      Limited has demonstrated an ongoing ability to realize value through monetizing non-core assets


     Equity Stakes in Public
     Companies                          Shares              Market Value(1)
     ----------------------------------------------------------------------

     Alliance Data Systems               14.7                    $294

     Galyan's Trading Company             4.2                      56

     Charming Shoppes                     9.5                      52(2)

     Other                                                         14
                                                                 ----

     Total                                                       $416
                                                                 ====

                                                     Approx. $0.62 per share(3)

(1)  As of February 4, 2002.
(2)  Lock-up expires August 2002.
(3)  After-tax basis, pro forma for transaction

The Limited, Inc. Portfolio Today
===============================================================================

                               The Limited, Inc.
                               -----------------

                                                                 Equity Stakes
Intimate Brands                 Apparel Assets                      & Other
---------------                 --------------                   -------------
o Victoria's Secret Stores      o Express                        o $416 million market value
                                  - Women's                        (as of 2/4/02) of equity
o Victoria's Secret Direct        - Men's                          stakes in public companies

o Bath & Body Works             o The Limited                    o $1.4 billion cash on balance
  - White Barn Candle                                              sheet anticipated at 2001
                                o Lerner/New York & Co.            fiscal year end
o Intimate Beauty Corp.
  - Victoria's Secret Beauty    -------------------------------
  - Shiseido JV                 o Over $3.6 Billion in Sales(1)

                                o 2,000 stores
                                -------------------------------

(1) For Fiscal Year ending February 2002.

Today's Agenda
===============================================================================

o    Recommendation Rationale

o    Financial Results and Outlook

o    Continuing Our Strategy

Estimated Fourth Quarter Results(1)
===============================================================================

                                              LTD             IBI
                                        --------------------------------
Estimated net sales (000's)                 $3,138           $1,937
Estimated comparable store sales                (2%)              0%

Earnings per share:

  Estimated 2001                         $0.72 - $0.74     $0.58 - $0.60

  2000(2)                                    $0.55            $0.46

  % increase                               31% - 35%         26% - 30%



(1)  Limited management estimates.
(2) Excludes a $9.9 million charge to close Bath and Body Works' nine stores in the United Kingdom

2002 Outlook(1)
===============================================================================

                              First Half 2002       Full Year 2002
--------------------------------------------------  -------------------
LTD
---
Comparable Store Sales        Slightly negative     Flat to up low single digits
Earnings per Share            Basically flat        Flat to up mid-single %

IBI
---
Comparable Store Sales        Slightly negative     Flat to up low-single digits
Earnings per Share            Basically flat        Flat to up mid-single %


(1) Limited management estimates.

Illustrative Pro Forma EPS
===============================================================================

            Transaction essentially break-even excluding non-cash,
                    largely one-time option-related charges

                                                                 2001E
                                                                 -----
2001 EPS estimate                                                $0.84

Ongoing impact:
- Dilution from share issuance, net of benefit
  of 100% of IBI earnings                                        (0.03)

+ Cost savings                                                    0.01
                                                                 -----
  EPS after ongoing cash impact                                  $0.82

Non-cash impacts:
- Amortization of intangible assets booked in
  purchase accounting                                            (0.01)

- Non-cash expense for unvested options
  and restricted stock(1)                                        (0.02)

- Non-recurring, non-cash impact for one-time
  expense related to exchange of vested options                  (0.04)
                                                                 -----
2001 Adjusted EPS                                                $0.75


(1) Actual amounts will be established at the time of exchange. Amounts displayed use Feb 4, 2002 closing prices and 1.046 exchange ratio, which would result in after-tax amounts of $10.8mm, $9.8mm, and $2.7mm for years 2002, 2003, 2004 respectively.

Pro Forma Balance Sheet(1)
===============================================================================

                                                        Pro Forma
($ in million)                          Historical     Adjustments    Pro Forma
                                        ---------------------------------------
     Assets
       Current Assets                     $2,093                        $2,093
       Property & Equip, net               1,391         $    8          1,399
       Deferred Taxes                         80            (80)            --
       Other Assets                          593          1,507(2)       2,100
                                          ------         ------         ------
     Total Assets                         $4,157         $1,435         $5,592
                                          ======         ======         ======

     Liabilities and Equity
       Current Liabilities                $1,101         $   14         $1,115
       Long-Term Debt                        250             (2)           248
       Other liabilities (incl.
         Deferred taxes)                     236             65            301
       Minority Interest                     142           (142)            --
       Shareholder's Equity                2,428          1,500(3)       3,928
                                          ------         ------         ------
     Total Liabilities & Equity           $4,157         $1,435         $5,592
                                          ======         ======         ======

(1) As of November 3, 2001.
(2) Represents the fair value recognition of certain intangibles (primarily Victoria's Secret and Bath and Body Works brands) and goodwill
(3) Primarily represents the market value of Limited shares issued.

Today's Agenda
===============================================================================

o      Recombination Rationale

o      Financial Results and Outlook

o      Continuing our Strategy

Continue Our Strategy
===============================================================================

                 Sharpening our focus, strengthening our brands

1995-2000                                    2001
     o  IPO of Intimate Brands                    o  IPO of Gaylans

     o  Split-off Abercrombie and Fitch           o  IPO of Alliance Data Systems

     o  Spun-off Limited Too                      o  Sold Lane Bryant

     o  Sold Brylane, Penhaligon's,               o  Rebranded Structure as Express
        and non-retail real estate                   Men's

     o  Closed Cacique and all but one            o  Closed 171 underperforming
        Henri Bendel                                 stores

     o  Closed in excess of 1,300 stores     2002

     o  Securitized $1.2 billion in               o  Recombination of Limited, Inc.
        credit card receivables                      and Intimate Brands

     o  Repurchased over 300 million
        shares                                       ... CONTINUE OUR STRATEGY

This Transaction Furthers Limited's Strategic Agenda
===============================================================================

                          Limited's Mission Statement:
               Create a family of the world's best fashion brands
                 to drive sustained growth in shareholder value

Improve franchise value by:

     -    Building stronger brands

     - Seamlessly moving people, expertise and resources across the enterprise

     -    Improving the operating margins at the apparel brands

     -    Identifying and exploiting growth opportunities

     -    Maintaining our inventory discipline and expense efficiencies


               -------------------------------------------------
                                       v v
                                        v

                     Leading to Improved Shareholder Value

All Shareholders Benefit
===============================================================================

The Recombination:

o Advances The Limited, Inc.'s strategy by enhancing focus on bigger, better brands

o      Facilitates the seamless movement of brands, talent, and capabilities

o      Simplifies structure

o      Increases lender and rating agency clarity

o      Creates cost savings opportunities

o      Results in significantly larger float

===============================================================================

                           Forward Looking Statements

This presentation contains certain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including among others, estimates of fiscal year 2001 and 2002 results. Investors are cautioned that such forward looking statements are subject to risks and uncertainties, many of which are beyond The Limited's control. Accordingly, actual results may differ materially from those expressed or implied in any such forward looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements.

The following factors, among others, in some cases have affected and in the future could affect The Limited's (including, Intimate Brands') financial performance and actual results and could cause actual results for 2001, 2002 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this presentation: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the products sold and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms. In addition, a number of risks relate to the offer and the merger, including declines in the value of the consideration offered because the exchange ratio is fixed; the risks and liabilities associated with The Limited's non-Intimate Brands businesses that are different from those associated with Intimate Brands' businesses; and the risk that the anticipated benefits of the transaction will not be achieved.

Investors should read The Limited's prospectus and proxy statement relating to the proposed exchange offer and merger and the documents incorporated therein for a more detailed discussion of these risks and uncertainties. The Limited is under no obligation and does not intend to update any of these forward-looking statements even if experience or future charges make it clear that any proposed results experienced or implied therein will not be realized. The Limited is scheduled to report January sales results on February 7, 2002 and fourth quarter earnings on February 28, 2002.

                             Additional Information

In connection with the proposed transaction, The Limited, Inc. has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

The Limited. and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning The Limited's participants in the solicitation is contained in a filing made by The Limited with the Commission pursuant to Rule 14a-12 on February 4, 2002.